UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2024

GUADALAJARA, Mexico, Oct. 21, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the third quarter ended September 30, 2024 (3Q24). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q24 vs. 3Q23

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 402.8 million, or 6.4%. Total revenues increased by Ps. 839.7 million, or 11.4%.

  Cost of services increased by Ps. 251.9 million, or 21.3%.

  Income from operations increased by Ps. 70.2 million, or 1.9%.

  EBITDA increased by Ps. 237.8 million, or 5.6%, from Ps. 4,629.9 million in 3Q23 to Ps. 4,507.6 million in 3Q24. EBITDA margin (excluding the effects of IFRIC-12) went from 67.5% in 3Q23 to 67.0% in 3Q24.

  Comprehensive income increased by Ps. 69.1 million, or 2.7%, from Ps. 2,551.4 million in 3Q23 to Ps. 2,620.6 million in 3Q24.

Company’s Financial Position:

During 3Q24, there was a decrease in the Company's aeronautical revenues compared to 3Q23, mainly due to the decline in passenger traffic, as a result of preventive reviews of Pratt & Whitney A320neo and A321neo engines, which affected the fleet operated by Volaris and VivaAerobus and that started in the third quarter of 2023 reaching its highest volume in the 3Q24. This decrease was offset by an increase in non-aeronautical revenues of 38.7%, generated mainly by the consolidation of the cargo and free trade zone business at the Guadalajara airport starting in July 2024. The Company reports a financial position of cash and cash equivalents as of September 30, 2024, of Ps. 15,828.0 million. During 3Q24, the Company refinanced the credit facilities with Citibanamex for Ps. 1,000.0 million and for USD$40.0 million, additionally, on September 5, 2024, the Company issued long-term bond certificates for an amount of Ps. 5,648.1 million, for capital investments and debt refinancing.

Passenger Traffic
During 3Q24, total passengers at the Company’s 14 airports decreased by 923.2 thousand passengers, a decrease of 5.7%, compared to 3Q23.

During 3Q23, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Aeromexico	Guadalajara	Tijuana	July 1, 2024	1 daily

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Hainan	Tijuana	Beijing	July 12, 2024	2 weekly
Flair	Guadalajara	Toronto	September 13, 2024	2 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Guadalajara	3,261.8	3,113.0	(4.6%)	9,395.0	8,779.4	(6.6%)
Tijuana *	2,448.3	2,204.9	(9.9%)	6,751.6	6,288.3	(6.9%)
Los Cabos	832.5	791.4	(4.9%)	2,244.2	2,119.7	(5.5%)
Puerto Vallarta	799.5	804.2	0.6%	2,197.1	2,121.6	(3.4%)
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	662.9	547.0	(17.5%)	1,729.5	1,545.3	(10.7%)
Hermosillo	556.8	524.2	(5.9%)	1,552.4	1,512.7	(2.6%)
Kingston	0.7	1.3	69.8%	1.3	2.4	80.5%
Mexicali	447.6	250.5	(44.0%)	1,174.8	765.1	(34.9%)
Morelia	221.1	165.0	(25.3%)	609.1	464.5	(23.7%)
La Paz	303.6	320.5	5.6%	814.2	879.9	8.1%
Aguascalientes	171.6	158.5	(7.6%)	478.6	467.0	(2.4%)
Los Mochis	123.1	144.0	16.9%	336.2	412.0	22.5%
Manzanillo	27.3	28.1	3.1%	80.1	94.4	17.8%
Total	9,856.8	9,052.5	(8.2%)	27,364.0	25,452.3	(7.0%)

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Guadalajara	1,342.2	1,493.1	11.2%	3,848.9	4,353.1	13.1%
Tijuana *	1,093.9	1,067.9	(2.4%)	3,254.5	3,001.9	(7.8%)
Los Cabos	999.4	881.2	(11.8%)	3,603.1	3,489.0	(3.2%)
Puerto Vallarta	599.0	529.0	(11.7%)	2,863.8	2,970.5	3.7%
Montego Bay	1,306.4	1,154.9	(11.6%)	3,963.2	3,897.2	(1.7%)
Guanajuato	227.4	284.2	25.0%	645.5	773.5	19.8%
Hermosillo	18.3	19.0	3.9%	55.0	62.6	13.8%
Kingston	509.4	514.3	1.0%	1,338.9	1,324.9	(1.0%)
Mexicali	1.8	1.8	0.1%	5.3	5.6	4.8%
Morelia	149.2	169.9	13.9%	444.0	483.9	9.0%
La Paz	2.6	2.6	(2.4%)	10.3	8.7	(15.9%)
Aguascalientes	81.5	90.9	11.5%	214.3	242.1	13.0%
Los Mochis	1.9	2.1	13.9%	5.4	6.1	14.3%
Manzanillo	6.5	9.6	47.7%	49.1	65.7	33.7%
Total	6,339.5	6,220.3	(1.9%)	20,301.6	20,684.7	1.9%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Guadalajara	4,604.0	4,606.0	0.0%	13,243.9	13,132.5	(0.8%)
Tijuana *	3,542.2	3,272.7	(7.6%)	10,006.1	9,290.2	(7.2%)
Los Cabos	1,831.9	1,672.6	(8.7%)	5,847.3	5,608.7	(4.1%)
Puerto Vallarta	1,398.5	1,333.2	(4.7%)	5,060.9	5,092.1	0.6%
Montego Bay	1,306.4	1,154.9	(11.6%)	3,963.2	3,897.2	(1.7%)
Guanajuato	890.2	831.2	(6.6%)	2,375.0	2,318.7	(2.4%)
Hermosillo	575.2	543.3	(5.5%)	1,607.5	1,575.3	(2.0%)
Kingston	510.1	515.5	1.1%	1,340.3	1,327.3	(1.0%)
Mexicali	449.4	252.3	(43.9%)	1,180.1	770.7	(34.7%)
Morelia	370.2	335.0	(9.5%)	1,053.1	948.4	(9.9%)
La Paz	306.2	323.0	5.5%	824.5	888.6	7.8%
Aguascalientes	253.1	249.3	(1.5%)	692.9	709.1	2.3%
Los Mochis	125.0	146.1	16.9%	341.6	418.1	22.4%
Manzanillo	33.8	37.7	11.6%	129.2	160.1	23.9%
Total	16,196.1	15,272.8	(5.7%)	47,665.4	46,137.0	(3.2%)

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Tijuana	1,084.2	1,048.7	(3.3%)	3,226.9	2,956.3	(8.4%)

Consolidated Results for the Third Quarter of 2024 (in thousands of pesos):

	3Q23	3Q24	Change
Revenues
Aeronautical services	4,812,288	4,627,601	(3.8%)
Non-aeronautical services	1,516,381	2,103,878	38.7%
Improvements to concession assets (IFRIC-12)	1,064,286	1,501,188	41.1%
Total revenues	7,392,955	8,232,667	11.4%

Operating costs
Costs of services:	1,183,268	1,435,204	21.3%
Employee costs	440,836	573,117	30.0%
Maintenance	171,063	213,360	24.7%
Safety, security & insurance	180,066	220,486	22.4%
Utilities	141,334	160,803	13.8%
Business operated directly by us	63,147	72,858	15.4%
Other operating expenses	186,822	194,580	4.2%

Technical assistance fees	209,109	200,635	(4.1%)
Concession taxes	671,398	598,091	(10.9%)
Depreciation and amortization	619,755	787,295	27.0%
Cost of improvements to concession assets (IFRIC-12)	1,064,286	1,501,188	41.1%
Other (income)	(4,959)	(10,082)	103.3%
Total operating costs	3,742,857	4,512,331	20.6%
Income from operations	3,650,098	3,720,336	1.9%
Financial Result	(544,187)	(1,059,983)	94.8%
Income before income taxes	3,105,911	2,660,353	(14.3%)
Income taxes	(727,051)	(677,524)	(6.8%)
Net income	2,378,860	1,982,829	(16.6%)
Currency translation effect	158,864	651,897	310.3%
Cash flow hedges, net of income tax	13,398	(12,124)	(190.5%)
Remeasurements of employee benefit – net income tax	318	(2,052)	(745.3%)
Comprehensive income	2,551,440	2,620,550	2.7%
Non-controlling interest	(52,302)	(140,692)	169.0%
Comprehensive income attributable to controlling interest	2,499,138	2,479,858	(0.8%)

	3Q23	3Q24	Change
EBITDA	4,269,853	4,507,631	5.6%
Comprehensive income	2,551,440	2,620,550	2.7%
Comprehensive income per share (pesos)	5.0175	5.1864	3.4%
Comprehensive income per ADS (US dollars)	3.0304	3.1324	3.4%

Operating income margin	49.4%	45.2%	(8.5%)
Operating income margin (excluding IFRIC-12)	57.7%	55.3%	(4.2%)
EBITDA margin	57.8%	54.8%	(5.2%)
EBITDA margin (excluding IFRIC-12)	67.5%	67.0%	(0.7%)
Costs of services and improvements / total revenues	30.4%	35.7%	17.3%
Cost of services / total revenues (excluding IFRIC-12)	18.7%	21.3%	14.0%

- Net income and comprehensive income per share for 3Q24 and 3Q23 were calculated based on 505,277,464 shares outstanding as of September 30, 2024, and September 30, 2023, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6303 per U.S. dollar (the noon buying rate on September 30, 2024, as published by the U.S. Federal Reserve Board).
For purposes of consolidating our Jamaican airports, the average three-month exchange rate of Ps. 18.9229 per U.S. dollar for the three months ended September 30, 2024, was used.

Revenues (3Q24 vs. 3Q23)

  Aeronautical services revenues decreased by Ps. 184.7 million, or 3.8%.
  Non-aeronautical services revenues increased by Ps. 587.5 million, or 38.7%.
  Revenues from improvements to concession assets increased by Ps. 436.9 million, or 41.1%.
  Total revenues increased by Ps. 839.7 million, or 11.4%.

  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports decreased by Ps. 251.2 million or 6.1% compared to 3Q23, mainly due to the 5.4% decrease in passenger traffic.

    Revenues from Jamaican airports increased by Ps. 66.5 million, or 9.4%, compared to 3Q23. This was mainly due to the peso depreciation versus the U.S. dollar by 10.9%, compared to 3Q23, which went from an average exchange rate of Ps. 17.0621 in 3Q23 to Ps. 18.9229 in 3Q24. Passenger traffic decreased by 8.0%.

  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 573.4 million, or 45.5%, compared to 3Q23. Revenues from businesses operated directly by us increased by Ps. 444.5 million, or 100.3%, mainly due to the consolidation of a cargo and free trade zone business starting in July 2024 with revenues of Ps. 354.1 million. Revenues from businesses operated by third parties increased by Ps. 124.5 million, or 16.1%, mainly due to the opening of new commercial spaces, and the renegotiation of contract conditions. The business lines that grew the most were car rentals, food and beverages, time shares, and retail, all of which increased by Ps. 122.9 million, or 23.4%, offset by a decrease of Ps. 6.3 million in duty-free stores.

    Revenues from the Jamaican airports increased by Ps. 14.1 million, or 5.6%, compared to 3Q23, mainly due to the peso depreciation versus the U.S. dollar by 10.9%, compared to 3Q23. Revenues in U.S. dollars decreased by US$ 0.7 million, or 4.9%.
	3Q23	3Q24	Change
Businesses operated by third parties:
Food and beverage	249,671	291,059	16.6%
Car rental	144,939	209,871	44.8%
Duty-free	193,804	184,931	(4.6%)
Retail	175,933	174,816	(0.6%)
Leasing of space	97,178	111,224	14.5%
Times shares	33,902	63,608	87.6%
Ground transportation	24,526	41,301	68.4%
Other commercial revenues	50,202	30,260	(39.7%)
Communications and financial services	28,734	26,446	(8.0%)
Total	998,889	1,133,516	13.5%

Businesses operated directly by us:
Cargo operation and free trade zone	-	390,385	100.0%
Car parking	186,944	171,497	(8.3%)
Convenience stores	128,147	137,122	7.0%
VIP Lounges	105,870	130,000	22.8%
Advertising	41,696	52,977	27.1%
Hotel operation	-	28,189	100.0%
Total	462,657	910,169	96.7%
Recovery of costs	54,836	60,193	9.8%
Total Non-aeronautical Revenues	1,516,381	2,103,878	38.7%

Figures are expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets 1

  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 436.9 million, or 41.1%, compared to 3Q23. The change was composed of :

    Improvements to concession assets at the Company’s Mexican airports increased by Ps. 299.7 million, or 28.9%, following investments under the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Company’s Jamaican airports increased Ps. 137.2 million, or 504.1%.

________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 769.5 million, or 20.6%, compared to 3Q23, mainly due to the increase in the cost of improvements to concession assets (IFRIC-12) by Ps. 436.9 million and the cargo and free trade zone business consolidation.

The cost of services increased by Ps. 251.9 million, or 21.3%, while the depreciation and amortization increased by Ps. 167.5 million, or 27.0%. This was offset by a combined decrease of Ps. 81.8 million, or 5.0%, in concession taxes and technical assistance fees (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 332.5 million, or 12.4%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 694.8 million, or 23.4%, compared to 3Q23, primarily due to an increase in the cost of improvements to the concession assets (IFRIC-12) by Ps. 299.7 million, or 28.9%, an increase in the cost of services by Ps. 223.2 million, or 22.9%, an increase in depreciation and amortization by Ps. 152.7 million, or 30.6%, and a combined increase in technical assistance fees and concession taxes by Ps. 22.9 million, or 5.0% (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 395.0 million or 20.5%).

The change in the cost of services at our Mexican airports during 3Q24 was mainly due to:

  Employee costs increased Ps. 125.0 million, or 32.2%, compared to 3Q23, mainly due to the consolidation of the cargo and free trade zone business of Ps. 86.5 million, as well as the hiring of 175 additional personnel during the last quarter of 2023 and 9M24, as well as the adjustments in salaries and cost related to changes in Labor Law.
  Maintenance expenses increased by Ps. 41.3 million, or 31.7%, compared to 3Q23, mainly due to the opening of new operational areas and the consolidation of the cargo and free trade zone business with maintenance expenses of Ps. 8.4 million.
  Safety, security, and insurance increased by Ps. 29.4 million, or 22.1%, compared to 3Q23, mainly due to the increase in the security headcount, minimum wages, and changes in Labor Law, the opening of new operational areas and the consolidation of the cargo and free trade zone business by Ps.4.8 million.
  Other operating expenses increased by Ps. 15.7 million, or 7.1%, compared to 3Q23, mainly due to a combined increase in services, professional fees, and travel expenses by Ps. 11.7 million, the consolidation of the cargo and free trade zone business with other operating expenses of Ps. 12.4 million. This was offset by the decrease in the allowance for expected credit losses by Ps. 4.8 million.

Jamaican Airport:

  Operating costs increased by Ps. 74.7 million, or 9.6%, compared to 3Q23, mainly due to a Ps. 137.2 million, or 504.1%, increase in the cost of improvements to concession assets (IFRIC-12), an increase in the cost of services by Ps. 28.7 million, or 13.8%, offset by the decrease in the concession taxes by Ps. 104.7 million, or 24.8%.

Operating income margin went from 49.4% in 3Q23 to 45.2% in 3Q24. Excluding the effects of IFRIC-12, the operating income margin went from 57.7% in 3Q23 to 55.3% in 3Q24. Income from operations increased by Ps. 70.2 million, or 1.9%, compared to 3Q23.

EBITDA margin went from 57.8% in 3Q23 to 54.8% in 3Q24. Excluding the effects of IFRIC-12, EBITDA margin went from 67.5% in 3Q23 to 67.0% in 3Q24. The nominal value of EBITDA increased by Ps. 237.8 million, or 5.6%, compared to 3Q23.

Financial results increased by Ps. 515.8 million, or 94.8%, from a net expense of Ps. 544.1 million in 3Q23 to a net expense of Ps. 1,060.0 million in 3Q24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 170.2 million in 3Q23 to an expense of Ps. 313.4 million in 3Q24. This generated a foreign exchange loss of Ps. 483.7 million. This was mainly due to the depreciation of the peso. Currency translation effect gain increased Ps. 493.0 million, compared to 3Q23.

  Interest expenses increased by Ps. 25.2 million, or 2.2%, compared to 3Q23, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, as well as the substantial increase in the interest rates.

  Interest income decreased by Ps. 6.9 million, or 2.1%, compared to 3Q23, mainly due to a decrease in the cash and cash equivalents average balance and the reference rates.

In 3Q24, comprehensive income increased by Ps. 69.1 million, or 2.7%, compared to 3Q23. Income before income taxes decreased by Ps. 445.6 million, mainly due to the decrease in passenger traffic and partially offset by the revenues generated by the commercial strategy and the consolidation of the cargo and free trade zone business. This decrease generated a decrease in the tax income of Ps. 49.5 million. Net and comprehensive income increased mainly due to the increase of the effect of foreign currency translation by Ps. 493.0 million.

During 3Q24, net income decreased by Ps. 396.0 million, or 16.6%, compared to 3Q23. Taxes for the period decreased by Ps. 49.5 million, tax income increased by Ps. 67.0 million and the benefit for deferred taxes increased by Ps. 116.5 million, mainly due to the application of fiscal losses for Ps. 97.9 million, and other deferred taxes by Ps. 20.7 million, offset by a decrease in the inflationary effects, that went from an inflation rate of 1.5% in 3Q23 to 1.4% in 3Q24.

Consolidated Results for the Nine Months of 2024 (in thousands of pesos):

	9M23	9M24	Change
Revenues
Aeronautical services	14,780,643	14,150,663	(4.3%)
Non-aeronautical services	4,544,249	5,521,018	21.5%
Improvements to concession assets (IFRIC-12)	4,767,624	4,314,977	(9.5%)
Total revenues	24,092,516	23,986,658	(0.4%)

Operating costs
Costs of services:	3,184,434	3,720,973	16.8%
Employee costs	1,273,009	1,522,994	19.6%
Maintenance	478,061	555,642	16.2%
Safety, security & insurance	503,020	602,508	19.8%
Utilities	363,997	396,811	9.0%
Business operated directly by us	175,242	219,017	25.0%
Other operating expenses	391,105	424,000	8.4%

Technical assistance fees	651,826	627,172	(3.8%)
Concession taxes	1,938,019	1,991,302	2.7%
Depreciation and amortization	1,858,980	2,137,595	15.0%
Cost of improvements to concession assets (IFRIC-12)	4,767,624	4,314,977	(9.5%)
Other (income)	7,837	(22,474)	(386.7%)
Total operating costs	12,408,721	12,769,544	2.9%
Income from operations	11,683,794	11,217,114	(4.0%)
Financial Result	(1,726,623)	(2,316,875)	34.2%
Income before income taxes	9,957,170	8,900,239	(10.6%)
Income taxes	(2,524,654)	(2,193,977)	(13.1%)
Net income	7,432,516	6,706,263	(9.8%)
Currency translation effect	(655,718)	1,019,679	(255.5%)
Cash flow hedges, net of income tax	(24,353)	(47,527)	95.2%
Remeasurements of employee benefit – net income tax	917	177	(80.7%)
Comprehensive income	6,753,363	7,678,591	13.7%
Non-controlling interest	(60,519)	(268,334)	343.4%
Comprehensive income attributable to controlling interest	6,692,844	7,410,259	10.7%

	9M23	9M24	Change
EBITDA	13,542,775	13,354,710	(1.4%)
Comprehensive income	6,753,363	7,678,591	13.7%
Comprehensive income per share (pesos)	13.2807	15.1968	14.4%
Comprehensive income per ADS (US dollars)	8.0210	9.1782	14.4%

Operating income margin	48.5%	46.8%	(3.6%)
Operating income margin (excluding IFRIC-12)	60.5%	57.0%	(5.7%)
EBITDA margin	56.2%	55.7%	(1.0%)
EBITDA margin (excluding IFRIC-12)	70.1%	67.9%	(3.1%)
Costs of services and improvements / total revenues	33.0%	33.5%	1.5%
Cost of services / total revenues (excluding IFRIC-12)	16.5%	18.9%	14.8%

- Net income and comprehensive income per share for 9M24 and 9M23 were calculated based on 505,277,464 shares outstanding as of September 30, 2024, and September 30, 2023. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6903 per U.S. dollar (the noon buying rate on September 30, 2024, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average nine-month exchange rate of Ps. 17.7104 per U.S. dollar for the nine months ended September 30, 2024, was used.

Revenues (9M24 vs. 9M23)

  Aeronautical services revenues decreased by Ps. 630.0 million, or 4.3%.
  Non-aeronautical services revenues increased by Ps. 976.8 million, or 21.5%.
  Revenues from improvements to concession assets decreased by Ps. 452.6 million, or 9.5%.
  Total revenues decreased by Ps. 105.9 million, or 0.4%.

  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports decreased by Ps. 700.4 million, or 5.5%, compared to 9M23, mainly due to the 3.4% decrease in passenger traffic, as well as 93.4% compliance with the maximum tariffs.

    Revenues from Jamaican airports increased by Ps. 70.4 million, or 3.3%, compared to 9M23. This was mainly due to the increase in revenues in U.S. dollars by US$4.8 million, or 4.0%. This was offset by an appreciation of the peso against the dollar compared to 9M23 of 0.7%, which went from an average exchange rate of Ps. 17.8282 in 9M23 to Ps. 17.7104 in 9M24, which represented a decrease in revenues in pesos. Passenger traffic decreased by 1.5%.
  The change in non-aeronautical services revenues was composed primarily of the following factors :

    Revenues at our Mexican airports increased by Ps. 968.4 million, or 25.6%, compared to 9M23. Revenues from businesses operated directly by us increased by Ps. 612.9 million, or 48.5%, mainly due to the consolidation of the cargo and free trade zone business starting in July 2024 with revenues of Ps. 354.1 million, while the recovery of costs increased by Ps. 4.5 million, or 3.5%. Revenues from businesses operated by third parties increased by Ps. 350.9 million, or 14.7%. This was mainly due to the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were car rentals, food and beverage, other commercial revenues, and retail, which jointly increased by Ps. 357.8 million, or 18.2%.

    Revenues from the Jamaican airports increased by Ps. 8.4 million, or 1.1%, compared to 9M23, mainly due to the increase in revenues in USD dollars by US$0.7 million or 1.8%, this was offset by an appreciation of the peso against the dollar compared to 9M23 of 0.7%.
	9M23	9M24	Change
Businesses operated by third parties:
Food and beverage	748,361	879,140	17.5%
Duty-free	583,824	552,968	(5.3%)
Car rentals	427,802	613,048	43.3%
Retail	531,703	516,596	(2.8%)
Leasing of space	270,513	318,494	17.7%
Time share	166,585	174,355	4.7%
Other commercial revenues	112,188	144,093	28.4%
Ground transportation	132,307	134,823	1.9%
Communications and financial services	88,240	80,524	(8.7%)
Total	3,061,523	3,414,040	11.5%

Businesses operated directly by us:
Car parking	528,005	518,229	(1.9%)
Cargo operation and free trade zone	-	453,379	100.0%
Convenience stores	359,901	420,499	16.8%
VIP Lounges	319,848	361,941	13.2%
Advertising	105,815	130,785	23.6%
Hotel operation	-	46,804	100.0%
Total	1,313,568	1,931,636	47.1%
Recovery of costs	169,158	175,341	3.7%
Total Non-aeronautical Revenues	4,544,248	5,521,018	21.5%

Figures are expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2

  Revenues from improvements to concession assets (IFRIC12) decreased by Ps. 452.6 million, or 9.5%, compared to 9M23. The change was composed primarily of:

    The Company’s Mexican airports decreased by Ps. 672.3 million, or 14.4%, following the investments under the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Company’s Jamaican airports increased by Ps. 219.7 million, or 258.7%.

________________________
[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 360.8 million, or 2.9%, compared to 9M23, mainly due to a Ps. 536.5 million, or 16.8%, increase in the cost of services, a Ps. 278.6 million, or 15.0%, increase in depreciation and amortization, and a combined increase in concession taxes and technical assistance fees by Ps. 28.6 million, or 1.1%. This was offset by the decrease in improvements to concession assets (IFRIC12) by Ps. 452.6 million, or 9.5% (excluding the cost of improvements to concession assets, operating costs increased Ps. 813.5 million, or 10.6%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 102.9 million, or 1.0%, compared to 9M23, primarily due to a Ps.454.5, or 17.2%, increase in the cost of services, a combined Ps. 279.7 million, or 18.9%, increase in depreciation and amortization, and a combined Ps. 68.5 million, or 4.8%, increase in technical assistance fees and concession taxes. This was offset by a Ps. 672.4 million, or 14.4%, decrease in the cost of improvements to the concession assets (IFRIC-12). (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 775.3 million or 14.0%).

The change in the cost of services during 9M24 was mainly due to:

  Employee costs increased by Ps. 237.7 million, or 21.2%, compared to 9M23, mainly due to the adjustments in salaries and changes in Labor Law and the consolidation of the cargo and free trade zone business with employee costs of Ps. 86.5 million.
  Other operating expenses increased by Ps. 72.4 million, or 14.4%, compared to 9M23, mainly due to a combined increase in services, professional fees, and travel expenses by Ps. 41.0 million and the consolidation of the cargo and free trade zone business with other operating expenses of Ps. 12.4 million.
  Maintenance increased by Ps. 61.0 million, or 16.1%, compared to 9M23.
  Safety, security, and insurance costs increased Ps. 60.4 million, or 15.6%, compared to 9M23, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, the opening of additional operational areas and the consolidation of the cargo and free trade zone business by Ps.4.8 million.

Jamaican Airports:

  Operating costs increased by Ps. 257.9 million, or 11.8%, compared to 9M23, mainly due to a Ps. 219.7 million, or 258.7%, increase in the cost of improvements to concession assets (IFRIC-12), a Ps. 82.0 million, or 15.0% increase in the cost of services, offset by the decrease in concession taxes by Ps. 39.9 million, or 3.4%, and Ps. 1.1 million or 0.3% in depreciation and amortization.

Operating margin went from 48.5% in 9M23 to 46.8% in 9M24. Excluding the effects of IFRIC-12, the operating margin went from 60.5% in 9M23 to 57.0% in 9M24. Operating income decreased Ps. 466.7 million, or 4.0%, compared to 9M23.

EBITDA margin went from 56.2% in 9M23 to 55.7% in 9M24. Excluding the effects of IFRIC-12, EBITDA margin went from 70.1% in 9M23 to 67.9% in 9M24. The nominal value of EBITDA decreased Ps. 188.1 million, or 1.4%, compared to 9M23.

Financial cost increased by Ps. 590.3 million, or 34.2%, from a net expense of Ps. 1,726.6 million in 9M23 to a net expense of Ps. 2,316.9 million in 9M24. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from a loss of Ps. 186.3 million in 9M23 to a loss of Ps.203.6 million in 9M24. This generated an increase in the foreign exchange loss of Ps. 17.3 million, due to the peso depreciation. Currency translation effect gain increased Ps. 1,675.4 million, compared to 9M23.

  Interest expenses increased by Ps. 364.4 million, or 13.8%, compared to 9M23, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans.

  Interest income decreased by Ps. 208.4 million, or 18.9%, compared to 9M23, mainly due to a decrease in the cash and cash equivalent average balance and the increase in the reference interest rates.

In 9M24, comprehensive income increased by Ps. 925.2 million, or 13.7%, compared to 9M23. Income before taxes decreased by Ps. 1,056.9 million, mainly due to the decrease in passenger traffic and increase in operating costs, offset by the increase in non-aeronautical revenues resulting from the commercial strategy and the consolidation of the cargo and free trade zone business. Income taxes decreased by Ps. 330.7 million. However, net and comprehensive income increased mainly due to the increase of the effect of foreign currency translation in Ps. 1,675.4 million.

During 9M24, net income decreased by Ps. 726.3 million, or 9.8%, compared to 9M23. Taxes for the period decreased by Ps. 330.7 million, mainly due to the increase in the benefit for deferred taxes by Ps. 431.3 million, mainly due to the application of fiscal losses by Ps. 445.0 million, offset by the increase in the income taxes by Ps. 100.6 million.

Statement of Financial Position

Total assets as of September 30, 2024, increased by Ps. 10,630.1 million compared to September 30, 2023, primarily due to the following items: (i) a Ps.6,157.0 million increase in net improvements to concession assets, (ii) a Ps. 1,373.9 increase in cash and cash equivalents, (iii) Ps. 881.0 million increase in deferred taxes, (iii) a Ps. 727.4 million increase in net machinery, equipment, and leasehold improvements, and (v) a Ps. 308.0 million increase in account receivables.

Total liabilities as of September 30, 2024, increased by Ps. 8,192.6 million compared to September 30, 2023. This increase was primarily due to the following items: (i) Ps. 6,148.1 million in long-term bond certificates, (ii) Ps. 915.1 million in bank loans, and (iii) Ps. 446.6 million increase in income taxes.

Recent events

The financial information presented in 3Q24 consolidates, as of July 1, 2024, the figures of the cargo and free trade zone business at the Guadalajara airport that increases non-aeronautical revenues by Ps. 354.1 million, with an EBITDA margin of 58.1% and a treasury of Ps. 254.6 million, without financial debt.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Guadalajara
Aeronautical services	1,384,710	1,417,532	2.4%	4,044,710	3,982,181	(1.5%)
Non-aeronautical services	263,082	352,935	34.2%	760,360	980,667	29.0%
Improvements to concession assets (IFRIC 12)	42,989	603,457	1303.7%	1,700,457	1,810,371	6.5%
Total Revenues	1,690,782	2,373,924	40.4%	6,505,526	6,773,219	4.1%
Operating income	1,250,818	1,015,291	(18.8%)	3,503,297	3,372,720	(3.7%)
EBITDA	1,365,126	1,200,463	(12.1%)	3,844,399	3,815,547	(0.8%)

Tijuana
Aeronautical services	784,504	706,053	(10.0%)	2,203,798	2,036,395	(7.6%)
Non-aeronautical services	166,714	116,154	(30.3%)	469,318	406,706	(13.3%)
Improvements to concession assets (IFRIC 12)	140,836	83,488	(40.7%)	422,509	250,464	(40.7%)
Total Revenues	1,092,055	905,696	(17.1%)	3,095,626	2,693,565	(13.0%)
Operating income	634,623	427,131	(32.7%)	1,718,782	1,337,424	(22.2%)
EBITDA	735,933	549,019	(25.4%)	2,017,211	1,688,143	(16.3%)

Los Cabos
Aeronautical services	680,673	579,520	(14.9%)	2,287,815	2,040,450	(10.8%)
Non-aeronautical services	261,808	303,020	15.7%	867,887	954,709	10.0%
Improvements to concession assets (IFRIC 12)	249,608	149,281	(40.2%)	748,823	447,844	(40.2%)
Total Revenues	1,192,089	1,031,821	(13.4%)	3,904,525	3,443,002	(11.8%)
Operating income	635,646	452,723	(28.8%)	2,200,249	1,880,936	(14.5%)
EBITDA	717,482	544,826	(24.1%)	2,444,388	2,152,122	(12.0%)

Puerto Vallarta
Aeronautical services	463,874	417,191	(10.1%)	1,921,180	1,803,364	(6.1%)
Non-aeronautical services	119,673	125,653	5.0%	432,069	449,813	4.1%
Improvements to concession assets (IFRIC 12)	403,557	371,727	(7.9%)	1,210,671	1,115,182	(7.9%)
Total Revenues	987,104	914,572	(7.3%)	3,563,921	3,368,359	(5.5%)
Operating income	409,131	277,151	(32.3%)	1,651,577	1,461,358	(11.5%)
EBITDA	463,400	331,539	(28.5%)	1,815,864	1,624,594	(10.5%)

Montego Bay
Aeronautical services	433,702	449,879	3.7%	1,390,696	1,415,149	1.8%
Non-aeronautical services	199,151	211,571	6.2%	597,734	610,416	2.1%
Improvements to concession assets (IFRIC 12)	23,988	47,058	96.2%	79,029	127,739	61.6%
Total Revenues	656,842	708,507	7.9%	2,067,460	2,153,303	4.2%
Operating income	176,139	241,419	37.1%	712,829	782,524	9.8%
EBITDA	289,301	320,937	10.9%	1,065,396	1,002,645	(5.9%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q23	3Q24	Change	9M23	9M24	Change
Guanajuato
Aeronautical services	263,732	250,429	(5.0%)	706,740	678,494	(4.0%)
Non-aeronautical services	46,316	50,164	8.3%	135,793	142,768	5.1%
Improvements to concession assets (IFRIC 12)	70,722	55,538	(21.5%)	212,167	166,613	(21.5%)
Total Revenues	380,771	356,130	(6.5%)	1,054,699	987,875	(6.3%)
Operating income	221,187	188,197	(14.9%)	580,177	527,958	(9.0%)
EBITDA	243,150	210,608	(13.4%)	646,402	593,613	(8.2%)

Hermosillo
Aeronautical services	139,364	127,518	(8.5%)	382,873	377,662	(1.4%)
Non-aeronautical services	25,324	29,928	18.2%	68,093	86,895	27.6%
Improvements to concession assets (IFRIC 12)	14,439	16,079	11.4%	43,318	48,238	11.4%
Total Revenues	179,127	173,525	(3.1%)	494,285	512,795	3.7%
Operating income	84,897	66,727	(21.4%)	230,718	217,425	(5.8%)
EBITDA	109,893	91,963	(16.3%)	304,785	293,241	(3.8%)

Others (1)
Aeronautical services	661,729	679,158	2.6%	1,842,831	1,816,968	(1.4%)
Non-aeronautical services	112,098	108,815	(2.9%)	327,381	318,032	(2.9%)
Improvements to concession assets (IFRIC 12)	118,145	174,560	47.8%	350,648	348,526	(0.6%)
Total Revenues	891,974	962,533	7.9%	2,520,861	2,483,527	(1.5%)
Operating income	235,321	550,978	134.1%	612,501	562,107	(8.2%)
EBITDA	317,323	518,843	63.5%	858,561	828,427	(3.5%)

Total
Aeronautical services	4,812,288	4,627,280	(3.8%)	14,780,643	14,150,662	(4.3%)
Non-aeronautical services	1,194,167	1,298,239	8.7%	3,658,636	3,950,006	8.0%
Improvements to concession assets (IFRIC 12)	1,064,286	1,501,188	41.1%	4,767,624	4,314,977	(9.5%)
Total Revenues	7,070,740	7,426,707	5.0%	23,206,903	22,415,645	(3.4%)
Operating income	3,647,758	3,219,618	(11.7%)	11,210,130	10,142,452	(9.5%)
EBITDA	4,241,607	3,768,198	(11.2%)	12,997,005	11,998,332	(7.7%)

(1)   Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2023	2024	Change	%
Assets
Current assets
Cash and cash equivalents	14,454,072	15,828,015	1,373,943	9.5%
Trade accounts receivable - Net	2,062,286	2,370,326	308,040	14.9%
Other current assets	1,328,135	1,325,663	(2,472)	(0.2%)
Total current assets	17,844,493	19,524,004	1,679,511	9.4%

Advanced payments to suppliers	2,058,763	1,391,549	(667,214)	(32.4%)
Machinery, equipment and improvements to leased buildings - Net	3,798,780	4,526,156	727,376	19.1%
Improvements to concession assets - Net	27,144,891	33,301,904	6,157,013	22.7%
Airport concessions - Net	9,023,473	9,443,181	419,708	4.7%
Rights to use airport facilities - Net	1,079,962	1,008,491	(71,471)	(6.6%)
Deferred income taxes - Net	7,053,371	7,934,352	880,981	12.5%
Other non-current assets	601,549	2,105,723	1,504,175	250.1%
Total assets	68,605,283	79,235,361	10,630,078	15.5%

Liabilities
Current liabilities	14,617,581	13,049,798	(1,567,783)	(10.7%)
Long-term liabilities	34,904,611	44,664,952	9,760,341	28.0%
Total liabilities	49,522,193	57,714,751	8,192,558	16.5%

Stockholders' Equity
Common stock	8,197,536	1,194,390	(7,003,146)	(85.4%)
Legal reserve	478,185	920,187	442,002	92.4%
Net income	7,317,424	6,535,681	(781,743)	(10.7%)
Retained earnings	244,656	8,345,564	8,100,908	3311.1%
Reserve for share repurchase	1,500,000	2,500,000	1,000,000	66.7%
Foreign currency translation reserve	(25,610)	681,626	707,236	(2761.6%)
Remeasurements of employee benefit – Net	14,931	(1,741)	(16,672)	(111.7%)
Cash flow hedges- Net	106,269	13,191	(93,078)	(87.6%)
Total controlling interest	17,833,391	20,188,898	2,355,507	13.2%
Non-controlling interest	1,249,698	1,331,712	82,014	6.6%
Total stockholder's equity	19,083,089	21,520,610	2,437,521	12.8%

Total liabilities and stockholders' equity	68,605,283	79,235,361	10,630,078	15.5%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q23	3Q24	Change	9M23	9M24	Change
Cash flows from operating activities:
Consolidated net income	2,378,860	1,982,829	(16.6%)	7,432,517	6,706,263	(9.8%)

Postemployment benefit costs	11,236	15,126	34.6%	33,687	42,678	26.7%
Allowance expected credit loss	21,969	12,559	(42.8%)	28,365	31,086	9.6%
Depreciation and amortization	619,755	787,295	27.0%	1,858,980	2,137,595	15.0%
Loss on sale of machinery, equipment and improvements to leased assets	(535)	9,561	(1887.1%)	149	21,321	14221.3%
Interest expense	986,029	1,066,482	8.2%	2,796,634	3,044,373	8.9%
Provisions	6,171	374,058	5961.5%	18,076	390,308	2059.3%
Income tax expense	727,051	677,524	(6.8%)	2,524,654	2,193,977	(13.1%)
Unrealized exchange loss	43,389	348,304	702.7%	(283,740)	574,167	(302.4%)
	4,793,925	5,273,738	10.0%	14,409,322	15,141,769	5.1%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	87,770	(120,529)	(237.3%)	252,147	(203,657)	(180.8%)
Recoverable tax on assets and other assets	(20,127)	(14,850)	(26.2%)	(212,579)	776,373	(465.2%)
Increase (decrease)
Concession taxes payable	51,630	(67,357)	(230.5%)	167,794	(176,389)	(205.1%)
Accounts payable	244,821	71,762	(70.7%)	(116,841)	(402,843)	244.8%
Cash generated by operating activities	5,158,019	5,142,764	(0.3%)	14,499,843	15,135,253	4.4%
Income taxes paid	(839,157)	(945,118)	12.6%	(3,619,209)	(2,532,066)	(30.0%)
Net cash flows provided by operating activities	4,318,862	4,197,646	(2.8%)	10,880,633	12,603,186	15.8%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,008,933)	(2,117,161)	5.4%	(7,643,301)	(5,226,435)	(31.6%)
Cash flows from sales of machinery and equipment	951	662	(30.4%)	1,793	4,897	173.2%
Other investment activities	(51,418)	(46,510)	(9.5%)	(35,451)	25,760	(172.7%)
Business acquisition	-	-	0.0%	-	(875,504)	100.0%
Net cash used by investment activities	(2,059,400)	(2,163,009)	5.0%	(7,676,959)	(6,071,283)	(20.9%)

Cash flows from financing activities:
Dividends declared and paid	(1,874,579)	-	(100.0%)	(3,749,159)	-	(100.0%)
Dividends declared and paid non-controlling interest	-	(70,061)	100.0%	-	(135,485)	(100.0%)
Capital Reduction	-	(3,501,573)	100.0%	-	(3,501,573)	(100.0%)
Bond certificates issued	-	5,648,134	100.0%	5,400,000.00	8,648,134.30	60.2%
Bond certificates paid	-	-	0.0%	(602,000)	(3,000,000)	398.3%
Bank loans paid	1,536	(2,425)	(257.9%)	(71,313)	(70,842)	(0.7%)
Banks loans	1,221,118	-	(100.0%)	2,221,118	875,000	(60.6%)
Interest paid	(1,352,659)	(720,907)	(46.7%)	(3,027,929)	(3,105,389)	2.6%
Interest paid on lease	(1,239)	(879)	(29.1%)	(3,657)	(2,910)	(20.4%)
Payments of obligations for leasing	(4,740)	(10,286)	117.0%	(13,065)	(19,193)	46.9%
Net cash flows used in financing activities	(2,010,563)	1,342,003	(166.7%)	153,996	(312,258)	(302.8%)

Effects of exchange rate changes on cash held	(100,987)	(133,525)	32.2%	(660,273)	(446,842)	(32.3%)
Net increase (decrease) in cash and cash equivalents	(466,880)	3,243,115	(794.6%)	2,082,608	5,772,803	177.2%
Cash and cash equivalents at beginning of the period	14,920,952	12,584,900	(15.7%)	12,371,464	10,055,211	(18.7%)
Cash and cash equivalents at the end of the period	14,454,072	15,828,015	9.5%	14,454,072	15,828,015	9.5%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q23	3Q24	Change	9M23	9M24	Change
Revenues
Aeronautical services	4,812,288	4,627,601	(3.8%)	14,780,643	14,150,663	(4.3%)
Non-aeronautical services	1,516,381	2,103,878	38.7%	4,544,249	5,521,018	21.5%
Improvements to concession assets (IFRIC-12)	1,064,286	1,501,188	41.1%	4,767,624	4,314,977	(9.5%)
Total revenues	7,392,955	8,232,667	11.4%	24,092,516	23,986,658	(0.4%)

Operating costs
Costs of services:	1,183,268	1,435,204	21.3%	3,184,434	3,720,973	16.8%
Employee costs	440,836	573,117	30.0%	1,273,009	1,522,994	19.6%
Maintenance	171,063	213,360	24.7%	478,061	555,642	16.2%
Safety, security & insurance	180,066	220,486	22.4%	503,020	602,508	19.8%
Utilities	141,334	160,803	13.8%	363,997	396,811	9.0%
Business operated directly by us	63,147	72,858	15.4%	175,242	219,017	25.0%
Other operating expenses	186,822	194,580	4.2%	391,105	424,000	8.4%

Technical assistance fees	209,109	200,635	(4.1%)	651,826	627,172	(3.8%)
Concession taxes	671,398	598,091	(10.9%)	1,938,019	1,991,302	2.7%
Depreciation and amortization	619,755	787,295	27.0%	1,858,980	2,137,595	15.0%
Cost of improvements to concession assets (IFRIC-12)	1,064,286	1,501,188	41.1%	4,767,624	4,314,977	(9.5%)
Other (income)	(4,959)	(10,082)	103.3%	7,837	(22,474)	(386.7%)
Total operating costs	3,742,857	4,512,331	20.6%	12,408,721	12,769,544	2.9%
Income from operations	3,650,098	3,720,336	1.9%	11,683,794	11,217,114	(4.0%)
Financial Result	(544,187)	(1,059,983)	94.8%	(1,726,623)	(2,316,875)	34.2%
Income before income taxes	3,105,911	2,660,353	(14.3%)	9,957,170	8,900,239	(10.6%)
Income taxes	(727,051)	(677,524)	(6.8%)	(2,524,654)	(2,193,977)	(13.1%)
Net income	2,378,860	1,982,829	(16.6%)	7,432,516	6,706,263	(9.8%)
Currency translation effect	158,864	651,897	310.3%	(655,718)	1,019,679	(255.5%)
Cash flow hedges, net of income tax	13,398	(12,124)	(190.5%)	(24,353)	(47,527)	95.2%
Remeasurements of employee benefit – net income tax	318	(2,052)	(745.3%)	917	177	(80.7%)
Comprehensive income	2,551,440	2,620,550	2.7%	6,753,363	7,678,591	13.7%
Non-controlling interest	(52,302)	(140,692)	169.0%	(60,519)	(268,334)	343.4%
Comprehensive income attributable to controlling interest	2,499,138	2,479,858	(0.8%)	6,692,844	7,410,259	10.7%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,986)	9,187,597	720,171	18,638,866	1,189,179	19,828,045
Legal Reserve increase	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Repurchased share cancellation	-	-	(1,999,986)	1,999,986	-	-	-	-	-
Reserve for share purchase	-	-	1,000,514	-	(1,000,514)	-	-	-	-
Comprehensive income:
Net income	-	-	-	-	7,317,424	-	7,317,424	115,093	7,432,517
Foreign currency translation reserve	-	-	-	-	-	(601,144)	(601,144)	(54,574)	(655,718)
Remeasurements of employee benefit – Net	-	-	-	-	-	917	917	-	917
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(24,353)	(24,353)	-	(24,353)
Balance as of September 30, 2023	8,197,536	478,185	1,500,000	-	7,562,080	95,590	17,833,390	1,249,698	19,083,090

Balance as of January 1, 2024	8,197,536	478,185	2,500,000	-	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Legal Reserve increase	-	442,002	-	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	-	(7,003,146)	-	(7,003,146)
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	-	6,535,680	-	6,535,680	170,589	6,706,269
Foreign currency translation reserve	-	-	-	-	-	921,933	921,933	97,744	1,019,677
Remeasurements of employee benefit – Net	-	-	-	-	-	177	177	-	177
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(47,527)	(47,527)	-	(47,527)
Balance as of September 30, 2024	1,194,390	920,187	2,500,000	-	14,881,245	693,075	20,188,900	1,331,711	21,520,609

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q23	3Q24	Change	9M23	9M24	Change
Total passengers	16,196.1	15,272.8	(5.7%)	47,665.4	46,137.0	(3.2%)
Total cargo volume (in WLUs)	615.3	720.9	17.2%	1,869.0	2,064.0	10.4%
Total WLUs	16,811.3	15,993.8	(4.9%)	49,534.4	48,201.0	(2.7%)

Aeronautical & non aeronautical services per passenger (pesos)	390.7	440.7	12.8%	405.4	426.4	5.2%
Aeronautical services per WLU (pesos)	286.2	289.3	1.1%	298.4	293.6	(1.6%)
Non aeronautical services per passenger (pesos)	93.6	137.8	47.1%	95.3	119.7	25.5%
Cost of services per WLU (pesos)	70.4	89.7	27.5%	64.3	77.2	20.1%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 21, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer